Filed by: Lakeland Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Harmony Bank

Commission file no. for Filer’s Registration Statement on Form S-4: 333-210559

[LETTERHEAD OF HARMONY BANK]

April 22, 2016

Dear Fellow Shareholder,

We have enclosed our earnings press release for the first quarter of 2016 and we are proud of our results thus far this year.

As previously announced, on February 17, 2016, Harmony Bank, Lakeland Bancorp, Inc., and Lakeland Bank entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that Harmony Bank will merge with and into Lakeland Bank, with Lakeland Bank continuing as the surviving bank (the “Merger”). Subject to the terms and conditions of the Merger Agreement, upon completion of the Merger (the “Effective Time”), shareholders of Harmony Bank will receive 1.25 shares of Lakeland Bancorp, Inc. common stock for each share of Harmony Bank common stock that they own at the effective time of the Merger. Cash will be paid in lieu of fractional shares. The Merger is subject to customary closing conditions, including regulatory approvals and approval from Harmony Bank’s shareholders.

We are awaiting regulatory approval for the merger.

We expect to hold a special shareholders meeting to seek approval of the transaction. There will be proxy materials sent to you after the Securities and Exchange Commission declares Lakeland Bancorp, Inc.’s Registration Statement on Form S-4 (which includes Harmony Bank’s proxy statement for its special shareholders meeting and Lakeland Bancorp, Inc.’s prospectus for its shares of common stock to be issued in the Merger) effective. We will ask you to review the materials carefully and return your proxy card by mail or vote electronically in advance of the Harmony Bank special shareholders meeting.

On behalf of the Board of Directors, thank you for your investment and your ongoing support.

Michael A. Schutzer

President & CEO

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed merger, Lakeland Bancorp has filed with the Securities and Exchange Commission a registration statement on Form S-4 that includes a preliminary proxy statement of Harmony Bank and a preliminary prospectus of Lakeland Bancorp. The registration statement has not yet become effective. This material is not a substitute for the final proxy statement and prospectus or any other document Lakeland Bancorp may file with the SEC. After the registration statement has been declared effective by the SEC, the definitive proxy statement and prospectus will be delivered to the shareholders of Harmony Bank. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT HAVE BEEN OR WILL BE FILED BY LAKELAND BANCORP CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement and the definitive proxy statement and prospectus (when available) and other documents filed by Lakeland Bancorp with the SEC at the SEC’s website at www.sec.gov. These documents may be accessed and downloaded for free at Lakeland Bancorp’s website at www.lakelandbank.com or by directing a request to Investor Relations, Lakeland Bancorp, Inc., 250 Oak Ridge Road, Oak Ridge, NJ 07438 (973-697-2000). Requests for the definitive proxy statement and prospectus (when available) may also be made to Investor Relations, Harmony Bank, 732-719-3710.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Lakeland Bancorp or Harmony Bank. However, Lakeland Bancorp, Harmony Bank and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Harmony Bank’s shareholders in respect of the proposed merger of Harmony Bank into Lakeland Bank. Information regarding the directors and executive officers of Lakeland Bancorp may be found in its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2016, and can be obtained free of charge from Lakeland Bancorp’s website. Information regarding the directors and executive officers of Harmony Bank may be found in its definitive proxy statement relating to its 2015 Annual Meeting of Shareholders, and can be obtained free of charge from Harmony Bank by calling 732-719-3710. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the definitive proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available.